Exhibit 4.6
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                               [Ventiv Letterhead]


                               September 27, 1999

Jeremy Stone
Ventiv Health UK
Network House, Basing View
Basingstoke, Hampshire RG21 4HG

Dear Jeremy:

           Ventiv Health, Inc. ("Ventiv") is pleased to confirm the following arrangements with you in connection with the proposed spin-off (the "Spin-off") of Ventiv:

     1. Upon the Grant Date (as defined below), you will be granted an award of a number of restricted shares of common stock of Ventiv equal to $500,000 divided by the closing sale price of a share of common stock of Ventiv on the principal market on which such shares are traded on September 27, 1999 (the "Grant Date"). The restricted shares would not be granted under the Ventiv 1999 Stock Incentive Plan (the "Plan"), but would be governed by terms substantially the same as those set forth in the Plan and subject to the provisions of this letter.


     2. Forty percent (40%) of the restricted stock awarded pursuant hereto shall be vested upon grant. The balance of the restricted stock awarded pursuant hereto shall vest over a four year period with 25% (or 15% of the total number of shares of restricted stock awarded pursuant hereto) being vested as of each anniversary of the Grant Date. In addition, you agree not to sell, assign, transfer or otherwise dispose of, pledge or hypothecate, enter into any hedging transaction or otherwise reduce your risk with respect to the shares of restricted stock awarded hereunder, whether or not vested, until the fourth anniversary of the Grant Date.

     3. Nothing herein shall be deemed to constitute a guarantee or assurance of continued employment of you by Ventiv.

           Please sign a copy of this letter where indicated below to confirm your agreement with the foregoing. We look forward to your continued contribution to the success of the Ventiv business.

                                            VENTIV HEALTH, INC.


                                            By: /s/Eran Broshy
                                                -------------------------------
                                                Eran Broshy
                                                Chief Executive Officer

AGREED:

/s/ Jeremy Stone
----------------
Jeremy Stone



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